Exhibit 12
GATX CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
     As discussed in Notes 2 and 25 to the Consolidated Financial Statements, the Company adopted Financial Accounting Standards Board Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, effective January 1, 2007. The provisions of this FSP have been applied retrospectively and all applicable amounts in the table below have been revised accordingly.

	Year Ended December 31
	2006		2005		2004		2003		2002
	In millions, except ratios
Earnings available for fixed charges:
Income from continuing operations before cumulative effect of accounting change	$151.4		$106.0		$155.7		$69.4		$24.2
Add (deduct):
Income taxes	76.1		66.6		66.6		19.9		11.3
Share of affiliates’ earnings, net of distributions received	(39.9)		(33.5)		(23.3)		(32.5)		(0.1)
Interest on indebtedness and amortization of debt discount and expense	129.2		105.8		126.4		134.2		148.8
Interest portion of operating lease expense	101.0		114.8		112.6		120.5		126.8

Total earnings available for fixed charges	$417.8		$359.7		$438.0		$311.5		$311.0

Preferred stock dividends	$0.1		$0.1		$0.1		$0.1		$0.1
Ratio to convert preferred dividends to pre-tax basis	150%		163%		143%		126%		130%

Preferred dividends on pre-tax basis	0.1		0.1		0.1		0.1		0.1
Fixed charges:
Interest on indebtedness and amortization of debt discount and expense	$129.2		$105.8		$126.4		$134.2		$148.8
Capitalized interest	0.1		—		—		—		—
Interest portion of operating lease expense	101.0		114.8		112.6		120.5		126.8

Combined fixed charges and preferred stock dividends	$230.4		$220.7		$239.1		$254.8		$275.7

Ratio of earnings to combined fixed charges and preferred stock dividends(a)	1.81	x	1.63	x	1.83	x	1.22	x	1.13	x

(a)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and the interest portion of operating lease expense. “Earnings” consist of income from continuing operations before income taxes and interest portion of fixed charges, less share of affiliates’ earnings, net of distributions received.